Exhibit 12.1

Cott Corporation

Ratio of Earnings to Fixed Charges (1)

(in millions of US dollars except for ratios)

	Nine Months Ended 9/26/2009	Nine Months Ended 9/27/2008	12/27/2008	12/28/2007	12/30/2006	12/31/2005	1/1/2005
Earnings (losses):
Net income (loss) before taxes	56.8	(117.2)	(142.3)	(85.3)	(33.8)	39.3	114.1

Add
Minority interest	3.5	1.3	1.7	2.7	3.8	4.5	4.0
Combined Fixed charges	27.4	29.5	40.2	41.1	39.2	35.2	30.5
Earnings as defined	87.7	(86.4)	(100.4)	(41.5)	9.2	79.0	148.6

Fixed Charges:
Interest expense	22.7	24.8	32.9	33.6	33.3	29.3	26.5
Estimated interest component of rent	4.7	4.7	7.3	7.5	5.9	5.9	4.0
Total fixed charges	27.4	29.5	40.2	41.1	39.2	35.2	30.5

Deficiency of earnings available to cover fixed charges (2)	—	118	145	88	35	—	—
Ratio of earnings to fixed charges	3.2	—	—	—	0.2	2.2	4.9

(1) For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges, fixed charges consist of interest expense and an estimated interest component of rent. Earnings (losses) consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges.

(2) Earnings were insufficient to cover combined fixed charges and preference dividends by $35 million, $88 million, $145 million and $118 million in 2006, 2007, 2008 and the nine months ended September 27, 2008, respectively.